Filed by Schering-Plough Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

 Subject Companies: Schering-Plough Corporation
Commission File No.: 1-6571
Merck & Co., Inc.
Commission File No.: 1-3305

This filing consists of a transcript of a Video Message from Richard Clark, Chairman, President and Chief Executive Officer of Merck & Co., Inc. to Schering-Plough employees posted on the internal Schering-Plough website on March 22, 2009.

DICK CLARK VIDEO SCRIPT
FOR SCHERING-PLOUGH EMPLOYEES

Hello everyone. I’m Dick Clark. I’m pleased to have the opportunity to send you this message, and I look forward to meeting with many Schering-Plough people during the coming weeks.

There's no doubt that the news of the planned merger of Schering-Plough and Merck marks an important day in the histories of both of our companies. A significant milestone that – I'm confident – will become a highly productive combination.

Combined, our strength, our legacies, and our strong values will give us the scale and scope we need to continue our shared mission: providing life saving therapies for patients.

In addition, our product portfolios and pipelines are highly complementary. Together, we will strengthen our portfolios and expand the scope and success of our R&D efforts. This will enable us to invest even more in promising new therapies. Our long-standing partnership is also a plus, and will contribute to making our integration a real combination of the best of both companies.

I am enthusiastic about our future, since I believe we can accomplish much more together than we can separately – especially in today's economic and political environment.

Clearly, integrating two complex companies is not an easy task. It will take tremendous resolve to make this transition as quick and smooth as possible.

To help ensure our success, each of our companies is forming an integration planning team. These teams will collaborate between now and the close of our merger to determine how best to use the tremendous talent, strengths and scale of each company. This collaboration will help ensure a smooth transition, and preserve and build on the enormous value of innovation – especially in our late-stage combined pipeline.

Integration planning will be inclusive and collaborative, with the goal of making decisions in the best interest of our patients, our customers, and the business. A key priority is keeping the best talent from both companies. The combined company will be a much larger organization -- and a substantial majority of Schering-Plough employees will be part of the combined company.

In the months between now and the closing, Fred and I and our leadership teams have a shared commitment to communicate our progress regularly and transparently. My leadership team and I are also committed to becoming familiar with the new business capabilities and expertise that Schering-Plough and its people will be bringing to the combined enterprise.

Between now and the closing of our merger, our two organizations must operate as separate and independent companies. During this time, it will be very important that people in both our companies remain focused on their respective core business objectives -- and their commitments to patients and customers.

By focusing on our regular work, by staying true to our missions and values, we will be doing the right thing for our stakeholders, our businesses, and for the success of our planned merger.

It is a pleasure working with Fred, your leadership team, and alongside all of you as a partner. And I look forward to the day when we are working as an integrated team –entering the next era of the pharmaceutical industry together.

Thank you.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Merck and Schering-Plough, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck’s and Schering-Plough’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the actual terms of the financing required for the merger and/or the failure to obtain such financing; the failure of Schering-Plough or Merck stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Merck’s and Schering-Plough’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s and Schering-Plough’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2008 Annual Report on Form 10-K, Schering-Plough’s 2008 Annual Report on Form 10-K and each company’s other filings with the Securities and Exchange Commission (the “SEC”) available at the SEC’s Internet site (www.sec.gov).

Additional Information

In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the SEC. Investors are urged to read the registration statement and joint proxy statement (including all amendments and supplements to it) because they will contain important information. Investors may obtain free copies of the registration statement and joint proxy statement when they become available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC’s Internet web site (www.sec.gov). These documents may also be obtained for free from Schering-Plough’s Investor Relations web site (www.schering-plough.com) or by directing a request to Schering-Plough’s Investor Relations at (908) 298-7436. Copies of Merck’s filings may be obtained for free from Merck’s Investor Relations Web Site (www.merck.com) or by directing a request to Merck at Merck’s Office of the Secretary, (908) 423-1000.

Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.

Information regarding Schering-Plough’s directors and executive officers is available in Schering-Plough’s proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008, and information regarding Merck’s directors and executive officers is available in Merck’s proxy statement for its 2009 annual meeting of stockholders, filed with the SEC on March 13, 2009. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the registration statement and joint proxy statement filed with the SEC in connection with the proposed transaction.